EXHIBIT 23.2 CONSENT OF INDEPENDENT ACCOUNTS (IC2E INTERNATIONAL, INC.)

Consent of MacKay LLP

We have read the Management Information Circular and Proxy Statement of IC2E Inc. (“IC2E”) dated June 25, 2007 with respect to the Proposed Amalgamation between IC2E and IC2E International, Inc. (“III”).  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion in the Management Information Circular and Proxy Statement of our report on the following financial statements:

•

our auditors’ report dated November 2, 2006 to the Shareholders of III on the balance sheet of III as at June 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended June 30, 2006 and 2005.

“MacKay LLP”

MACKAY LLP

Chartered Accountants

Vancouver, British Columbia

June 25, 2007